SAZI FOODS, LLC

OPERATING AGREEMENT

OPERATING AGREEMENT dated as of the 27th day of January 2022 (this "Agreement"), by and between Lisa Newmann, of Stockbridge, Massachusetts in her capacity as Manager of the Company (the "Manager"), and the persons or entities identified as Members in Schedule 1 annexed hereto, made a part hereof and hereby incorporated by reference (each, a "Member" and collectively, the "Members").

WHEREAS Sazi Foods, LLC (the "Company") has been formed pursuant to the Massachusetts Limited Liability Company Act (the "Act") by the filing on March 29, 2021 of a Certificate of Organization in the office of the Secretary of State of the Commonwealth of Massachusetts; and

WHEREAS, the Manager and Members wish to set forth their rights and obligations and to provide for management by the Manager;

NOW, THEREFORE, in consideration of the mutual covenants herein expressed, the parties hereto hereby agree as follows:

1. Management of the Company.

1.1   Overall Management. The overall management and control of the business and affairs of the Company shall be vested in the Manager, and the Manager shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs. The Manager shall devote such time to the affairs of the Company as they reasonably determine necessary to perform their duties as Manager; provided, however, the Manager shall not be required to devote any minimum amount of time to such affairs. The Manager shall have the authority to (i) exercise all the powers and privileges granted by the Act or any other law or by this Agreement, convenient to the conduct, promotion or attainment of the business, trade, purposes or activities of the Company, and (ii) take any other action not prohibited under the Act or other applicable law.

1.2   Powers of the Manager. Without limiting the generality of the powers of the Manager set forth in Section 1.1, the Manager shall have the right and power to manage, operate, and control the Company, and to do all things necessary or appropriate to carry on the business and purposes of the Company, including without limitation the right: (i) to manage the business of the Company, including through persons empowered by the Manager for such purpose; (ii) to execute, deliver, make, modify or amend such documents and instruments, in the name of the Company, as the Manager may deem necessary or desirable in connection with the management of the business of the Company or for other purposes of the Company; (iii) to acquire, sell, transfer, assign, finance, convey, lease, mortgage or otherwise dispose of all or any part of the business of the Company and/or all or any part of the assets of the Company; (iv) to borrow money and otherwise obtain credit and other financial accommodations; (v) to pay any and all fees and to make any and all expenditures that the Manager deems necessary or appropriate on behalf of the Company in connection with the maintenance of the Company, the management of the affairs of the Company, and the carrying out of the Company's obligations and responsibilities under this Agreement; (vi) to perform or cause to be performed all of the Company's obligations under any agreement to which the Company is a party, including without limitation in respect of any indebtedness secured in whole or in part by, or by lien on, or security interest in, any asset(s) of the Company; (vii) to employ, engage, retain or deal with any persons to act as employees, consultants, agents, brokers, accountants, lawyers or in such other capacity as the Manager may deem necessary or desirable; (viii) to appoint individuals to act as officers of the Company and delegate to such individuals such authority to act on behalf of the Company and such duties and functions as the Manager shall determine, including such duties as would normally be delegated to officers of a corporation holding similar offices; (ix) to adjust, compromise, settle or refer to arbitration any claim in favor of or against the Company or any of its assets, to make elections in connection with the preparation of any federal, state and local tax returns of the Company, and to institute, prosecute, and defend any legal action or any arbitration proceeding; (x) to acquire and enter into any contract of insurance necessary or proper for the protection of the Company and/or any Member and/or any Manager and/or any officers and/or directors of a Manager, including without limitation to provide the indemnity described in Section 10 or any portion thereof; (xi) to establish a record date for any distribution to be made under Section 4; and (xii) to perform any other act which the Manager may deem necessary or desirable for the Company or its business.

    1.3   Binding of Company. Any action taken by the Manager shall bind the Company and shall be deemed to be the action of the Company. The signature of the Manager on any agreement, contract, instrument or other document shall be sufficient to bind the Company in respect thereof and conclusively evidence the authority of the Manager and the Company with respect thereto, and no third party need look to any other evidence or require joinder or consent of any other party. Furthermore, the Manager may appoint other officers of the Company, from time to time, to sign any agreement, contract, instrument, or other document in the name and on behalf of the Company, which signature shall be sufficient to bind the Company in respect thereof and conclusively evidence the authority of the officer and the Company with respect thereto, and no third party need look to any other evidence or require joinder or consent of any other party.

    1.4   Payment for Services; Reimbursement. The Manager shall be paid a salary and other compensation for their services as Manager as may be agreed to by the Manager and the Company, from time to time. In addition, the Manager is entitled to be reimbursed from the Company for all expenses incurred by the Manager in managing and conducting the business and affairs of the Company. The Manager shall determine which expenses, if any, are allocable to the Company in a manner which is fair and reasonable to the Manager and the Company, and if such allocation is made in good faith, it shall be conclusive in the absence of manifest error.

    1.5   No Liability. The doing of any act or failure to do any act by the Manager, the effect of which may cause or result in loss or damage to the Company, if done in good faith to promote the best interests of the Company, shall not subject the Manager to any liability to the Company or the Members except if a court of competent jurisdiction finally determines that the Manager acted with gross negligence or willful misconduct.

1.6   Term of Office. The Manager shall continue to act as Manager until they resign or are physically unable to perform the duties of the Manager duties for more than 120 consecutive days due to illness or disability, or in the event of the Manager's death. In the event, a Manager resigns or is physically unable to perform the duties of the Manager for more than 120 days due to illness or disability, or in the event of the Manager's death, the Members shall appoint a replacement Manager based on the vote of Members of record holding at least Seventy Five Percent (75%) of the issued and outstanding Units, voting as a single class.

1.7   No Obligation to Advance Funds. The Manager shall not be obligated to advance or contribute any amounts to, for or on behalf of the Company for any purpose, nor shall the Manager be required to take any actions on behalf of the Company which require any such advance or contribution, unless the Manager shall have received such funds from the Members or has received such assurances from the Members as are satisfactory to the Manager in the Manager's sole discretion that any such expenditures shall be reimbursed.

1.8   Officers. The Manager may designate one or more persons to hold executive offices in the Company and may delegate such authority to any such person to the extent permitted by law. The Manager may establish such offices with any designation the Manager elects, including without implied limitation as President, Vice President or Treasurer. The Manager may elect to hold any one or more of such executive offices.

1.9   Contracts with Affiliated Persons. The Manager may enter into one or more agreements, leases, contracts or other arrangements for the furnishing to or by the Company of goods, services or space with any Member, Manager or affiliated person, and may pay compensation thereunder for such goods, services or space, provided in each case the amounts payable thereunder are reasonably comparable to those which would be payable to unaffiliated persons under similar agreements, and if the determination of such amounts is made in good faith it shall be conclusive absent manifest error.

1.10 Member Approval. The Manager shall determine any matter that requires a Member vote and approval. As used in this Agreement, the "Approval of the Members" shall mean approval in writing signed by Members of record holding at least Seventy Five Percent (75%) of the issued and outstanding Units, voting as a single class. Members shall vote based on the number of Units held by such Member as shown on Schedule I of this Agreement, as such Schedule may be amended as set forth in this Agreement. No annual or regular meetings of the Members shall be held or are required, unless called by the Manager. The Approval of the Members shall be evidenced by one or more written consents that describe the action taken and are signed by Members of record holding the requisite number of Units. Any action so authorized by the Approval of the Members shall be binding on all Members, including without limitation, any vote to sell all or substantially of the assets or Membership Interests in the Company, including without limitation any Members who did not vote or who voted against such action.

2. **Members; Classes of Units.**

2.1 <u>Classes, Authorization and Issuance of Units</u>. There are hereby established two (2) Classes of Units in the Company: Class A Units and Class B Units. The interests of the Members shall be represented by Units as set forth in <u>Schedule I</u>, as it may be amended from time to time by the Manager. The Company may issue certificates for Units issued if so determined by the Manager. The Company is hereby authorized to issue a total of up to Two Million Two Hundred Thousand (2,200,000) Units in the following Classes as follows:

(i)   Class A shall have 1,925,000 Units; and
(ii)   Class B shall have 275,000 Units

The Company shall not issue additional classes of Units or issue Units in excess of the authorized number without the written consent of the Manager. Any unissued Units of any Class from time to time authorized under this Agreement may be issued by the Manager. Units may be issued for cash, tangible or intangible property, services or for a debt, note or expenses, as may be determined by the Manager.

2.2 <u>Voting</u>. Each Class A Unit and Class B Unit shall give the Member of record who is the owner thereof the right to be allocated net profits, net losses and other items and receive distributions (liquidating and otherwise) in accordance with <u>Section 4</u> hereof, and the right to one vote per each such Unit on all matters submitted to the Members for a vote or Approval of the Members as set forth in this Agreement.

2.3 <u>Manager as Member</u>. The Manager may hold interests in the Company as a Member.

3. **Capital Contributions: Capital Accounts; and Liability of Members.**

3.1 <u>Capital Contribution</u>. Each Member has contributed to the capital of the Company as set forth opposite such Member's name on <u>Schedule 1</u> hereto. Additional capital contributions may be made by any Member if agreed to by the Manager.

3.2 <u>Additional Capital; No Right to Withdraw</u>. Except as otherwise provided in this Section 3, no Member shall be obligated or permitted to contribute any additional capital to the Company. No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by it or to receive any other payment in respect of its interest in the Company, including without limitation as a result of the withdrawal or resignation of such Member from the Company, except as specifically provided in this Agreement.

3.3 <u>Capital Accounts</u>. A separate capital account shall be established for each Member and shall be maintained in accordance with applicable regulations under the Internal Revenue Code of 1986, as amended (the "Code"). To the extent consistent with such regulations and in accordance with the terms of this Agreement, there shall be credited to each Member's capital account the amount of any contribution of capital made by such Member to the Company, and such Member's share of the net profits of the Company, and there shall be charged against each Member's capital account the amount of all distributions to such Member, and such Member's share of the net losses of the Company.

3.4   Limitation of Liability for Losses, Etc. The liability of the Members for the losses, debts and obligations of the Company shall be limited to their capital contributions; provided, however, that under applicable law, the Members may under certain circumstances be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. No Member, in their capacity as a Member (or, if applicable, as a Manager), shall have any liability to restore any negative balance in their capital account. In no event shall any Member, in their capacity as a Member, be personally liable for any liabilities or obligations of the Company.

3.5   Return of Contributions. The contribution of each Member is to be returned to such Member only upon the termination and liquidation of the Company as set forth herein, but contributions may be returned prior to such time if agreed by the Manager.

4.   Share of Profits and Other Items.

4.1   Allocations and Distributions of Profits, Losses and Other Items. After giving effect to the allocations set forth in the Required Regulatory Allocations set forth in Appendix A hereto, the net profits, net losses, net cash flow and net proceeds of any sale or refinancing of any property of the Company shall be allocated among the Members according to their Percentage Interests as set forth on Schedule I, represented by the ratio that the number of Units held by each Member bears to the total issued and outstanding Units of all Classes of the Company. Distributions to the Members shall be made at such times and in such amounts as the Manager in their sole discretion shall determine, and, subject to Section 4.2, all such distributions to the Members shall made according to their Percentage Interests as set forth on Schedule I. It is anticipated that the Manager will determine not to distribute the full amount of net profits annually, after taking into account, among other things, reserves and other amounts determined by the Manager to be retained in the Company; provided that, as long as funds are available, the Company will endeavor to distribute at least an amount each year to cover the approximate tax liabilities of the Members of record resulting from the taxable income of the Company.

4.2   Distributions of Net Proceeds From a Capital or Liquidating Transaction. All net proceeds from a capital or liquidating transaction or upon liquidation of the Company shall be distributed FIRST, to all Members with positive Capital Account balances (after such balances have been adjusted to reflect the Required Regulatory Allocations of amounts arising from such events) in proportion to such positive balances, until such Capital Accounts have been reduced to zero; and SECOND, the remaining amounts, if any, shall be distributed to the Members in accordance with their Percentage Interests as set forth on Schedule I, represented by the ratio that number of Units held by each Member bears to the total issued and outstanding Units of all Classes of the Company.

4.3　No Distribution in Kind.　No Member shall have the right to require any distribution of any assets of the Company in kind.　If any assets of the Company are distributed in kind, such assets shall be distributed on the basis of their fair market value as determined by the Manager.　Any Member entitled to any interest in such assets shall, unless otherwise determined by the Manager, receive separate assets of the Company and not an interest as tenant-in-common, with other Members so entitled, in each asset being distributed.

5.　Substitution and Assignment of a Member's Interest.

5.1　Restrictions on Transfer.　With the exception of Permitted Transfers (defined below), no Member may sell, assign, give, pledge, hypothecate, encumber or otherwise transfer, including, without limitation, any assignment or transfer by operation of law or by order of court ("Transfer") such Member's Economic Interest or Membership Interest in the Company or any part thereof (direct or indirect), or in all or any part of the assets of the Company, without the written consent of the Manager, and any purported Transfer without such consent shall be null and void and of no effect whatsoever. Any attempted Transfer of all or any portion of an Economic Interest or Membership Interest, other than in strict accordance with this Section 5, shall be void.　A transferee, designee, or legal representative of a Member's interest under this Company shall acquire all rights, title and interest of the transferor only as to the right to receive profits and the obligation to pay shortfalls or losses but shall not have the right to vote or make management or business decisions, unless otherwise specified herein or specified in a written consent of the Manager.

5.2　Death or Incapacity of a Member.　Upon the death of a Member, such person or entity as they may have designated by a written instrument signed by them and delivered to the Manager before or after his death or, if they have made no such designation, their executor or administrator, shall succeed to their Economic Interest.　If a Member shall be adjudicated by a court of competent jurisdiction insane, incompetent or incapacitated, their committee, guardian or conservator shall succeed to such interest.

5.3　Substituted Members.　A transferee, designee, legal representative of a Member or other person or entity to whom a Membership Interest is transferred (the "Substituted Member") may be admitted to the Company as a member only with the written consent of Manager, which may be given or withheld in the Manager's sole and absolute discretion.　As conditions to their admission as a Substituted Member (a) any transferee, designee, or legal representative of a Member shall execute and deliver such instruments in form and substance satisfactory to the Manager as the Manager shall deem necessary or desirable to cause such person to become a Substituted Member, including without limitation a joinder to this Agreement agreeing to be bound by the terms and conditions hereof, and (b) such transferee, designee, or legal representative shall pay all reasonable expenses in connection with the transferee's admission as a Substituted Member, including but not limited to, the cost of preparation and filing of any amendment of this Agreement necessary or desirable in connection therewith.

5.4　Permitted Transfers.　The following Transfers (each, a "Permitted Transfer") shall be permitted without the consent of the Manager; provided, however, that the transferor shall pay all costs incurred by the Company in connection with any such Permitted Transfer:

(i)   The Transfer of an Economic Interest of a Member of the Company to any Legal Representative(s) and/or member(s) of the Immediate Family of the transferring Member for estate planning purposes;

(ii)   The Transfer of an Economic Interest or, with consent of the Manager, a Membership Interest of a Member of the Company upon death of such Member as set forth in Section 5.2; and

(iii)   The Transfer of an Economic Interest or Membership Interest of any Member to another Member.

6.   Admission of Additional Members. Additional Members may be admitted to the Company if agreed to by the Manager. Upon any such admission, Schedule I shall be amended accordingly.

7.   Priorities. No Member shall have any rights or priority over any other Members as to contributions or as to distributions or compensation by way of income.

8.   Termination of Membership; Return of Capital. No Member may terminate their membership in the Company or have any right to distributions or return of capital respecting their membership interest (upon withdrawal or resignation from the Company or otherwise) except as expressly set forth herein.

9.   Books and Records; Bank Accounts.

9.1   Books of Account. The Members shall cause the Company to keep just and true books of account with respect to the operations of the Company. Such books shall be maintained at the principal place of business of the Company, or at such other place as the Manager shall determine, and all Members, and their duly authorized representatives, shall upon reasonable advance written notice, have access to such books during normal business hours. Within 120 days after the end of each fiscal year of the Company, each Member shall be furnished with financial statements which shall contain a balance sheet as of the end of the fiscal year and statements of income and cash flows for such fiscal year. Any Member may, at any time upon reasonable advance written notice, at their own expense, cause an audit or review of the Company books to be made by a certified public accountant of his, her or its own selection.

9.2   Accounting Method. Such books shall be kept on the method of accounting determined by the Manager and shall be closed and balanced as of December 31 in each year. The same method of accounting shall be used for both Company accounting and tax purposes. The fiscal year of the Company shall be the calendar year.

9.3   Bank Accounts. The Manager shall cause the Company to maintain one or more accounts in a bank (or banks) which is a member of the F.D.I.C., which accounts shall be used for the payment of the expenditures incurred by the Manager in connection with the business of the Company, and in which shall be deposited any and all cash receipts. The Manager and any person the Manager may designate for such purpose, shall be signatories on such accounts. All such amounts shall be and remain the property of the Company, and shall be received, held and disbursed by the Manager for the purposes specified in this Agreement.

9.4   Partnership Representative.   The "partnership representative" of the Company for purposes of the Code will be: Lisa Newmann.

10.   Indemnity; Other Business.

10.1   Indemnity.   The Company shall indemnify and hold harmless any person serving or who has served as a Manager of the Company, or who, at the Company's request, is serving or has served as a manager, director, trustee, officer, employee or other agent of any organization in which the Company owns shares or of which it is a creditor against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees that are reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which such person may be involved or threatened, while serving or thereafter, by reason of their being or having been Manager of the Company or such a manager director, officer, trustee, employee or agent. Notwithstanding the foregoing, no indemnification shall be provided for any person with respect to any matter as to which they shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in the best interest of the Company (or at least was not opposed to the best interests of the Company) and, in the case of any criminal proceeding, that such person had reasonable cause to believe their conduct was unlawful. Expenses, including counsel and other professional fees, reasonably incurred by the Manager or any such manager, director, officer, trustee, employee or agent in connection with the defense or disposition of any such action, suit or other proceeding may be paid from time to time by the Company in advance of the final disposition thereof as determined in good faith by the Manager.

10.2   No Personal Liability for Company Obligations.   No Manager shall be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being or acting as Manager of the LLC or otherwise providing services on behalf of or to the Company pursuant to this Agreement. No Manager or Member otherwise providing services on behalf of or to the Company pursuant to this Agreement shall be personally liable to the Company or to its Members for breach of any fiduciary or other duty that does not involve: (i) a breach of the duty of loyalty to the Company or its Members, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) a transaction from which the Manager or such Member derived an improper personal benefit.

10.3   Other Business.   The Members, Managers and any affiliates of any of them may engage in and possess interests in other business ventures and investment opportunities of every kind and description, independently or with others, including serving as managers and general partners of other limited liability companies or partnerships or as officers or directors of other corporations with purposes similar to those of the Company. Neither the Company nor any other Member or Manager shall have any rights in or to such ventures or opportunities or the income or profits therefrom.

11. Dispute Resolution.

11.1 <u>Intent</u>. It is the intention of the Members to bring all disputes between or among any of them to an early, efficient, and final resolution. Therefore, it is agreed that all disputes and claims with respect to the Company and/or this Agreement, including without limitation, management, contract, quasi-contract, equitable claims, tort claims, statutory claims, or any other kind of controversy, claim or dispute (each, a "Dispute") shall be resolved by mediation and arbitration as provided in this Section. Nothing herein shall preclude any party from applying to a court of competent jurisdiction for preliminary injunctive relief or a temporary restraining order or other preliminary relief as may be required. Each Member hereby consents to the exclusive personal jurisdiction of mediators, arbitrators, or any state and federal courts sitting in the Commonwealth of Massachusetts in any action on a claim arising out of, under or in connection with this Agreement.

11.2 <u>Mediation</u>. The Members agree to first attempt to resolve any Dispute by mediation in the following manner: Mediation shall be initiated by a Member by written request to the Manager for selection of a mediator, which request (the "Mediation Request") shall identify in reasonable detail the matters to be mediated. Any mediation shall occur in Suffolk, Middlesex or Berkshire County, Massachusetts, unless the parties to the Dispute agree to another location. The mediator shall be an individual selected by the Manager. Costs and expenses of mediator shall be borne by the party that initiates the mediation.

11.3 <u>Arbitration</u>. If the Members cannot agree to mediation within sixty (60) days of the date of the Mediation Request, or if the Members are unable to reach agreement through mediation within a reasonable time after the commencement of the mediation , then such Dispute including without limitation the scope of this arbitration clause and the arbitrability of the Dispute thereunder, shall be decided by binding arbitration in Boston, Massachusetts before a single arbitrator selected by the Manager, in accordance with the Commercial Rules of the American Arbitration Association then in effect. The demand for arbitration shall be filed in writing with all other parties to this Agreement and with the American Arbitration Association. The award rendered by the arbitrator shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof. The prevailing party shall be entitled to attorney's fees and costs including the expense of arbitration.

12. Dissolution.

12.1 <u>Dissolution</u>. The Company shall be dissolved and its affairs wound up upon:

(i) The sale or other disposition of all or substantially all of the assets of the Company;

(ii) The election to dissolve the Company made in writing by the Manager with the Approval of the Members;

(iii) Any consolidation or merger of the Company with or into any entity in which the Company is not the resulting or surviving entity; or

(iv) Upon the occurrence of an event specified under the laws of the Commonwealth of Massachusetts as one effecting dissolution, except that where, under the terms of this Agreement, the Company is not to terminate, then the Company shall immediately be reconstituted and reformed on all the applicable terms, conditions, and provisions of this Agreement. The Company shall not be dissolved upon the death, insanity, retirement, resignation, expulsion, Bankruptcy, dissolution or occurrence of any other event which terminates the membership of a Member.

12.2 <u>Procedures or Dissolution</u>. Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the Certificate of Organization shall be canceled. Notwithstanding the dissolution of the Company, prior to the termination of the Company, as aforesaid, the business and the affairs of the Company shall be conducted so as to maintain the continuous operation of the Company pursuant to the terms of this Agreement. Upon dissolution of the Company, the Manager or if none, a liquidator elected by the Approval of the Members, shall liquidate the assets of the Company, apply and distribute the proceeds thereof under <u>Section 4.2</u> of this Agreement and cause the cancellation of the Certificate of Organization.

13. <u>Miscellaneous.</u>

13.1 <u>Successors and Assigns</u>. Subject to the restrictions on Transfers set forth herein, this Agreement, and each and every provision hereof, shall be binding upon and shall inure to the benefit of the Members, their respective successors and assigns, and each and every successor-in-interest to any Member, whether such successor acquires such interest by way of gift, purchase, foreclosure or any other method, shall hold such interest subject to all of the terms and provisions of this Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of any Member, or any creditor of the Company other than a Member who is such a creditor of the Company.

13.2 <u>Amendments; Required Vote</u>. Any Member may propose a modification or amendment to this Agreement by presenting such proposal to the Manager. The Manager shall determine whether to present a proposed amendment to the Members for a vote. Any modification of or amendment to this Agreement shall be effective for all Members if Approved by the Members and duly executed by Members of record holding at least Seventy Five Percent (75%) of the issued and outstanding Units, voting as a single class (the "Requisite Members") and the Manager.

13.3 <u>Governing Law</u>. This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, without application of its principles of conflicts of law. Any mediation, arbitration or other action brought by any Member in connection with the Company or this Agreement shall be brought exclusively in Massachusetts and each Member hereby consents and submits to the exclusive personal jurisdiction of the mediators, arbitrators, or any state and federal courts located in Massachusetts in any action on a claim arising out of, under or in connection with this Agreement and waives any claim of *forum non conveniens*.

13.4   Execution. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which taken together will constitute one single agreement binding on all the Members notwithstanding that all Members have not signed the same counterpart. This Agreement may be executed and delivered by facsimile signature and electronic signature, including through an electronic signature platform (such as DocuSign or AdobeSign), and all such facsimile signatures and electronic signatures will be fully binding and effective for all purposes and will be given the same effect as original signatures. Any Amendment to this Agreement Approved by the Requisite Members, if signed by the Manager and the Requisite Members, shall be effective for all purposes and binding on all Members.

13.5   Notices. Any and all notices under this Agreement shall be effective (i) on the fourth business day after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) on the first business day after being sent by overnight express mail, telecopy, or commercial expedited delivery service providing a receipt for delivery. All such notices in order to be effective shall be addressed, if to the Company at its registered office under the Act, if to a Member at the last address of record on the Company books, and copies of such notices shall also be sent to the last address for the recipient which is known to the sender, if different from the address so specified.

13.6   Interpretation. In this Agreement, words imparting male persons include female persons, words in the singular include the plural, and words in the plural include the singular, as the context requires.

13.7   Further Effect. The parties agree to execute all other documents determined by the Manager to be reasonably necessary to further effect and evidence the terms of this Agreement if the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

13.8   Severability. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

13.9   Headings. The headings used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

13.10   Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. No agreements, understandings, restrictions, representations, or warranties exist between or among the Manager and the Members other than those in this Agreement or referred to or provided for in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Manager and the Members have executed this Operating Agreement under seal as of the date first above written.

MANAGER:

_____
Lisa Newmann

MEMBERS:

_____
Lisa Newmann, Class A Member

SCHEDULE 1
To Operating Agreement of

Sazi Foods, LLC

CAPITAL CONTRIBUTIONS, NUMBER AND CLASS OF UNITS OF MEMBERS
(Last Updated January 27, 2022)

NAME AND ADDRESSES OF MEMBERS	CAPITAL CONTRIBUTION	NUMBER OF UNITS AND CLASS	PERCENTAGE INTEREST
Lisa Newmann 20 East Street Stockbridge, MA 01262	In-kind services and other valuable consideration	1,925,000 Class A Units	87.5%
Treasury – Reserved for Crowd Funding		275,000 Class B Units	12.5%
TOTAL UNITS (all Classes)		2,200,000 Units	

APPENDIX A

TAX ALLOCATION RULES

1.   Required Regulatory Allocations.

(a)   Limitation on and Reallocation of Losses.   At no time shall any allocations of Losses, or any item of loss or deduction, be made to a Member if and to the extent such allocation would cause such Member to have, or would increase the deficit in, any Adjusted Capital Account Deficit (as defined herein) of such Member at the end of any fiscal year. To the extent any Losses or items are not allocated to one or more Members pursuant to the preceding sentence, such Losses shall be allocated to the Members to which such Losses or items may be allocated without violation of this Section (a).

(b)   Minimum Gain Chargeback.   If there is a net decrease in the Minimum Gain (as defined herein) of the Company during any fiscal year, then items of income or gain of the Company for such fiscal year (and, if necessary, subsequent fiscal years) shall be allocated to each Member in an amount equal to such Member's share of the net decrease in the Minimum Gain, determined in accordance with Regulations Section 1.704-2(d)(1). A Member's share of the net decrease in the Minimum Gain of the Company shall be determined in accordance with Regulations Section 1.704-2(g). The items of income and gain to be so allocated shall be determined in accordance with Regulations Section 1.704-2(j)(2)(i).

(c)   Nonrecourse Deductions.   Nonrecourse Deductions (as defined herein) for any fiscal year or other period (not including, any Member Nonrecourse Deductions allocated pursuant to Section (d) below) shall be allocated among the Members in proportion to their respective Percentage Interests.   Solely for purposes of determining each Member's proportionate share of the "excess nonrecourse liabilities" of the Company, within the meaning of Regulations Section 1.752-3(a)(3), each Member's interest in Company profits shall be equal to his, her or its Percentage Interest. The items of losses, deductions and Code Section 705(a)(2)(B) expenditures to be so allocated shall be determined in accordance with Regulations Section 1.704-2(j)(1)(ii).

(d)   Member Nonrecourse Deductions.   Any Member Nonrecourse Deductions (as defined herein) for any fiscal year or other period shall be allocated to the Member who bears the economic risk of loss with respect to the nonrecourse liability, as determined and defined under Regulations Section 1.704-2(b)(4) to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1). The items of losses, deductions and Code Section 705(a)(2)(B) expenditures to so allocated shall be determined in accordance with Regulations Section 1.704-2(j)(1)(ii).

(e)   Member Minimum Gain Chargeback.   Notwithstanding any contrary provisions hereof, other than Section (b) above, if there is a net decrease in Member Minimum Gain attributable to Member Nonrecourse Debt during any fiscal year, then each Member who has a share of such Member Minimum Gain, determined in accordance with Regulations Section 1.704-2(i), shall be allocated items of income and gain of the Company, determine share of the net decrease in such Member Minimum Gain, determined in accordance with Regulations Section 1.704-(2)(i)(3) and 2(i)(5).

(f)   Qualified Income Offset.   If any Member unexpectedly receives an item described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be allocated to each such Member in an amount and manner sufficient to eliminate, as quickly as possible and to the extent required by Regulations Section 1.704-1(b)(2)(ii)(d), the Adjusted Capital Account Deficit of such Member, provided that an allocation pursuant to this Section (f) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for herein have been tentatively made as if this Section (f) were not in the Agreement.

(g)   Basis Adjustment.   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to either of Code Sections 734(b) or 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

(h)   Gross Income Allocation.   In the event any Member has a Capital Account deficit at the end of any Company fiscal year, which is in excess of the sum of the items to be credited to a Member's Capital Account under clause (a) of the definition of Adjusted Capital Account Deficit, then each such Member shall be allocated items of income and gain in the amount of such excess as quickly as possible provided that an allocation pursuant to this Section (h) shall be made if and only to the extent that such Member would have a Capital Account deficit in excess of such sum after all other allocations provided for herein have been tentatively made as if this Section (h) were not in this Agreement. As among Members having such excess if there are not sufficient items of income and gain to eliminate all such excesses, such allocations shall be made in proportion to the amount of any such excess.

(i)   Tax Withholding.   If the Company incurs a withholding tax obligation with respect to the share of income allocated to any Member, (a) any amount which is (i) actually withheld from a distribution that would otherwise have been made to such Member and (ii) paid over in satisfaction of such withholding tax obligation shall be treated for all purposes under this Agreement as if such amount had been distributed to such Member and (b) any amount which is so paid over by the Company, but which exceeds the amount, if any, actually withheld from a distribution which would otherwise have been made to such Member, shall be treated as an interest-free advance to such Member. Amounts treated as advanced to any Member pursuant to this Section (i) shall be repaid by such Member to the Company within 30 days after the Manager gives notice to such Member making demand therefor. Any amounts so advanced and not timely repaid shall bear interest, commencing on the expiration of said 30-day period, compounded monthly on unpaid balances, at an annual rate equal to the Applicable Federal Rate as of such expiration date. The Company shall collect any unpaid amounts from any Company distributions that would otherwise be made to such Member.

2.   Curative Allocations.

The allocations set forth in this Section are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2 and shall be interpreted consistently therewith. Such allocations may not be consistent with the manner in which the Manager intends to divide Company distributions and to make Profit and Loss (as defined herein) allocations. Accordingly, the Manager may direct other allocations of Profits, Losses and items thereof to be divided among the Members so as to prevent the allocations in Section 1(h) of this Appendix from distorting the manner in which Company distributions will be divided among the Members pursuant to Section 4 of the Operating Agreement. In general, the Manager anticipates that this will be accomplished by specially allocating other Profits, Losses and items of income, gain, loss and deduction among the Members so that the net amount of allocations under the Required Regulatory Allocations and allocations under this Section to each such Member is Zero. However, the Manager shall have discretion to accomplish this result in any reasonable manner.

4.   Tax Allocations and Book Allocations.

(a)   Except as otherwise provided in this Section, for federal income tax purposes, each item of income, gain, loss and deduction shall, to the extent appropriate, be allocated among the Members in the same manner as its correlative item of "book" income, gain, loss or deduction has been allocated pursuant to the other provisions of this Agreement.

(b)   In accordance with Code Section 704(c) and the Regulations thereunder, depreciation, amortization, gain and loss, as determined for tax purposes, with respect to any property whose Book Value differs from its adjusted basis for federal income tax purposes shall, for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value, such allocation to be made by the Manager in any manner which is permissible under said Code Section 704(c) and the Regulations thereunder and the Regulations under Code Section 704(b).

(c)   In the event the Book Value of any property of the Company is subsequently adjusted, subsequent allocations of income, gain, loss and deduction with respect to any such property shall take into account any variation between the adjusted basis of such assets for federal income tax purposes and its Book Value in the manner provided under Section 704(c) of the Code and the Regulations thereunder.

(d)   Allocations pursuant to this Tax Allocations and Book Allocations Section are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

DEFINITIONS

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   Debit to such Capital Account the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Book Value" means, with respect to any asset of the Company, such asset's adjusted basis for federal income tax purposes, except that:

(a)   The initial Book Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset (not reduced for any liabilities to which it is subject or which the Company assumes), as such value is determined and for which credit is given to the contributing Member under this Agreement;

(b)   The Book Values of all assets of the Company shall be adjusted to equal their respective gross fair market values, as determined by the Manager, at and as of the following times:

(i)   The acquisition of an additional or new interest in the Company by a new or existing Member in exchange for other than a de minimis capital contribution by such Member, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members;

(ii)   The distribution by the Company to a Member of more than a de minimis amount of any asset of the Company (including cash or cash equivalents) as consideration for all or any portion of an interest in the Company, if the Manager reasonably determines that such adjustment is necessary appropriate to reflect the relative economic interests of the Members; and

(iii)   The liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g).

(c)   The Book Value of the assets of the Company shall be increased (or decreased) to reflect any adjustment to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m);

provided however, that Book Value shall not be adjusted pursuant to this clause (c) to the extent that the Manager determines that an adjustment pursuant to clause (b) hereof is necessary or appropriate in connection with the transaction that would otherwise result in an adjustment pursuant to this clause.

If the Book Value of an asset has been determined or adjusted pursuant to the preceding clauses (a), (b) or (c), such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses, and the amount of the adjustment shall thereafter be taken into account as gain or loss from the distribution of such asset for purposes of computing Profits or Losses.

"Depreciation" means, for each year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such year or other period, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period. Depreciation shall be an amount that bears the same relationship to the Book Value of such asset as the depreciation, amortization, or other cost recovery deduction computed for lax purposes with respect to such asset for such period bears to the adjusted tax basis for such asset, or if such asset has a zero adjusted tax basis. Depreciation shall be determined with reference to the initial Book Value of such asset using any reasonable method selected by the Manager, but not less than depreciation allowable for tax purposes for such year.

"Member Nonrecourse Deductions" shall have the meaning given in Regulations Section 1.704-2(i)(2).

"Minimum Gain" shall have the meaning given in Regulations Section 1.704-2(d).

"Nonrecourse Deductions" shall have the meaning given in Regulations Section 1.704-2(b)(1).

"Profits and Losses" means, for each year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this provision shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this provision, shall be subtracted from such taxable income or loss;

(c)   Gain or loss from a disposition of property of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of such property, rather than its adjusted tax basis;

(d)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account the Depreciation on the assets for such fiscal year or other period; and

(e)   Any items which are separately allocated pursuant to this Appendix A which otherwise would have been taken into account in calculating Profits and Losses pursuant to the above provisions shall not be taken into account and, as the case may be, shall be added to or deducted from such amounts so as to be not part of the calculation of the Profits or Losses.

If the Company's taxable income or loss for such year, as adjusted in the manner provided above, is a positive amount, such amount shall be the Company's Profits for such year; and if negative, such amount shall be the Company's Losses for such year.